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it's it's my Sasha Fierce as they would
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say what Beyonce has her Sasha Fierce
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miss prissy as my Sasha Fierce miss
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prissy is an American soul establishment
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we cook food that is good for the soul
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miss prissy has been in operation for
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about two and a half years however I
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have been cooking all my life my
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grandmother taught me everything you
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know that I know I remember standing on
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stools
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you know frying eggs at four years old
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she had a small restaurant and I watched
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her and it made people happy you know
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and that's when I fell in love with
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cooking because when you cook you see
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the reaction and you create a feeling in
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a moment you know for people and just to
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see that is undescribable because it's
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yours and you gave that to them and
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that's one of the most personal things
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that you can do for someone is cooked

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for them to invite them to your table
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from the food to the service I want it
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to be unforgettable